Form 12b-25. - NOTIFICATION OF LATE FILING

                          Form 12b-25

                                          SEC FILE NO. 0-7205
                                          CUSIP NO.

                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

(Check One) X Form 10-K   Form 20-F   Form 11-K   Form 10-Q
              Form N-SAR

  For Period Ended   December 31, 1997
  ( ) Transition Report on Form 10-K
  ( ) Transition Report on Form 20-F
  ( ) Transition Report on Form 11-K
  ( ) Transition Report on Form 10-Q
  ( ) Transition Report on Form N-SAR

  For the Transition Period Ended

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, indentify the item(s) to which the notification relates;
                          N/A


PART 1 - REGISTRANT INFORMATION

Holiday Gulf Homes, Inc
Full Name of Registrant:

Former Name if Applicable:

4804 Mile Stretch Drive
Address of Principal Executive Office (Street and Number)

Holiday, Florida  34690
City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                         Exchange Act Forms
 X    (b) The  subject  annual  report,  semi-annual  report,
transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

The Company had to restate the December 31, 1996 and 1995 financial statements due to a change in accounting from income taxes arising from a net operating loss carryforward.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Sheila P. Arnold, CPA        352              732-6664
        (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).            X  YES        NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be
included in the subject report or portion thereof?   YES X   NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable  estimate of the results  cannot be
made.                       N/A

                          Holiday Gulf Homes, Inc
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 1998
By     Sheila P. Arnold, CPA